SUBMITTED VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Parker-Hannifin Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed August 27, 2009
Schedule 14A Filed on September 28, 2009
File No. 1-4982

November 17, 2009

Dear Mr. O’Brien:

Parker-Hannifin Corporation (the “Company”) has reviewed your letter dated October 30, 2009 regarding your review of the filings referenced above and provides the following responses thereto.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 1. Business, page 1

Competition, page 7

1.	We note your disclosure that no single manufacturer competes with you with respect to all of your products and that the degree of competition varies among different products. We also note that you believe you are one of the “primary” suppliers in certain segments. In future filings, please expand your discussion of the competitive conditions in your industry, including an estimate of the number of competitors and a more specific discussion of your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

In future filings, the Company will expand its discussion of the competitive conditions in each of its reportable segments, including an estimate of the number of competitors and a more specific discussion of the Company’s competitive position.

Item 1A. Risk Factors, page 10

2.	We note the statement in the introductory paragraph that the risks you describe are not the only ones you face. In future filings, please disclose all known material risks, and remove all language suggesting that there may be other significant risks.

In future filings, the Company will continue to disclose all known material risks and will remove all language suggesting that there may be other significant risks facing the Company.

Mr. Terence O’Brien

November 17, 2009

Item 3. Legal Proceedings, page 19

3.	We note your response to comment 8 in our letter dated January 30, 2008. In particular, we note that plaintiffs in a class action suit against you are seeking treble damages, among other forms of relief. As previously requested, please quantify in future filings the amount of damages being sought in each of your pending material legal proceedings. We note your disclosure in the last paragraph on page 20 that you have reached a settlement of the class action litigation but that such settlement is subject to court approval. See Item 103 of Regulation S-K

On July 31, 2009, the judge in the class action litigation currently pending against the Company and Parker ITR S.r.l. (“Parker ITR”) regarding Parker ITR’s marine hose business certified the class and preliminarily approved the settlement agreement the Company and Parker ITR entered into with class action plaintiffs. On October 16, 2009, the judge stayed the litigation as to the Company and Parker ITR. The class action plaintiffs in the litigation generally request injunctive relief, joint and several damages amongst all defendants and their alleged coconspirators in an amount to be trebled, costs and attorneys fees related to the litigation, and pre-judgment and post-judgment interest. Because the class action plaintiffs have not, in their complaint or elsewhere in the proceeding, disclosed the specific monetary damages they seek in the litigation, it is not possible for the Company to quantify the amount of damages (treble or otherwise) being sought. In future filings, the Company will disclose the amount of damages being sought in each of the Company’s then-pending material legal proceedings to the extent such damages are known by the Company.

Item 9A. Controls and Procedures, page 22

4.	We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting were designed by, or under the supervision of, your principal executive and principal financial officers and effected by your board of directors, management, and other personnel and includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.

In future filings, the Company will simply state that its management concluded on the applicable dates that the Company’s internal control over financial reporting was effective.

Item 15. Exhibits and Financial Statement Schedules, page 24

5.	Please file your credit agreements as exhibits, including your multi-currency revolving credit agreement to which you refer on page 13-17 of Exhibit 13.

Based on the Company’s ongoing quantitative and qualitative analysis, the Company does not believe that any of its credit agreements are material, including the referenced multi-currency revolving credit agreement, which is used by the Company primarily to support its commercial paper program. In making this determination, the Company analyzes each such agreement on an ongoing basis and, in particular, considers the outstanding borrowings, covenants, commitments and debt levels thereunder. The Company will continue to monitor and analyze its credit agreements in light of its liquidity position and expected borrowings, if any, and will file such agreements as exhibits in the future as and to the extent that they become material.

Mr. Terence O’Brien

November 17, 2009

Definitive Proxy Statement on Schedule 14A Filed on September 28, 2009

Review and Approval of Transactions with Related Persons, page 6

6.	We note that your Corporate Governance and Nominating Committee analyzes, considers, and, if appropriate, approves your related party transactions. In future filings, please describe the standard applied by this committee in determining whether related party transactions should be approved, ratified, or rejected. See Item 404(b)(1)(ii) of Regulation S-K.

In future filings, the Company will describe the standards applied by its Corporate Governance and Nominating Committee in determining whether related party transactions should be approved, ratified or rejected.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/s/ T.K. Pistell
Timothy K. Pistell
Executive Vice President – Finance and Administration and Chief Financial Officer

Cc:	Hagen Ganem, Securities and Exchange Commission
Craig Slivka, Securities and Exchange Commission
Tracey Houser, Securities and Exchange Commission
John Hartz, Securities and Exchange Commission